Exhibit 99.2

Farm Bureau Property & Casualty and Iowa Farm Bureau Federation to Take FBL Financial Group Private January 11, 2021 Proprietary and Confidential

Forward - Looking Statements Some of the statements in this communication are forward - looking statements (or forward - looking information) . When we use words such as “anticipate,” “intend,” “plan,” “seek,” “believe,” “may,” “could,” “will,” “should,” “would,” “could,” “estimate,” “continue,” “predict,” “potential,” “project,” “expect,” or similar expressions, we do so to identify forward - looking statements . Forward - looking statements are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control, including general economic and market conditions, industry conditions, operational and other factors . Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement ; the inability to obtain the requisite shareholder or regulatory approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction ; the risk that shareholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability ; risks that the proposed transaction disrupts current plans and operations ; the ability to recognize the benefits of the transaction ; the amount of the costs, fees, and expenses and charges related to the transaction ; change in interest rates ; changes in laws and regulations ; differences between actual claims experience and underwriting assumptions ; relationships with Farm Bureau organizations ; the ability to attract and retain sales agents ; adverse results from litigation ; and the impact of the COVID - 19 pandemic and any future pandemics . Additional information about these risks and uncertainties, as well as others that may cause actual results to differ materially from those projected, is contained in FBL Financial Group’s filings with the SEC, including FBL Financial Group’s Annual Report on Form 10 - K and FBL Financial Group’s quarterly reports on Form 10 - Q . The statements in this communication speak only as of the date of this communication and we undertake no obligation or intention to update or revise any forward - looking statement, whether as a result of new information, changes in assumptions, future developments or otherwise, except as may be required by law . Additional Information and Where to Find It In connection with the proposed transaction, FBL Financial Group will file with the SEC a proxy statement on Schedule 14 A and will file other documents with the SEC regarding the proposed transaction . This communication is not a substitute for the proxy statement or any other document that FBL Financial Group may file with the SEC . INVESTORS IN, AND SECURITY HOLDERS OF, FBL FINANCIAL GROUP ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS . Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with the SEC by FBL Financial Group through the web site maintained by the SEC at www . sec . gov or by contacting the individuals listed below . Participants in the Solicitation FBL Financial Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information regarding FBL Financial Group’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in FBL Financial Group’s Annual Report on Form 10 - K for the year ended December 31 , 2019 , as amended . A more complete description will be available in FBL Financial Group’s proxy statement on Schedule 14 A (when available) . You may obtain free copies of these documents as described in the preceding paragraph . Contacts 1 FBL Financial Group Farm Bureau Property & Casualty Insurance Company Media: Bryan Locke and Lindsay Molk Sard Verbinnen & Co FBLFinancial - SVC@sardverb.com Investors: Kathleen Till Stange Vice President Corporate & Investor Relations Kathleen.TillStange@FBLFinancial.com Nancy Wiles Marketing Communications Vice President Nancy.Wiles@FBFS.com

Rigorous Review Process In making its recommendation to the FBL Financial Group Board, the Special Committee conducted a detailed review of FBPCIC’s offer in keeping with governance best practices Established Special Committee and Retained Advisors Seasoned Special Committee includes independent and unaffiliated directors with public company Board experience and insurance expertise Retained Barclays as independent financial advisor and Sidley as independent legal advisor Review and Negotiation Committee and advisors met over 20 times since the proposal was received Engaged in multiple rounds of negotiation with FBPCIC, resulting in substantial increase in price over initial offer Evaluation of Offer Evaluated offer as compared to standalone prospects and actuarial appraisal valuation, among other factors Considered feedback received from several minority shareholders Focus on maximizing value for unaffiliated shareholders 2

Compelling Transaction Terms Premium to Unaffected Price Premium to Initial Offer Premium to Unaffected VWAP Negotiations secured a significantly improved offer that the Special Committee and Board of Directors agreed is in the best interest of shareholders $56.00 / share price provides substantial, certain and immediate value, representing 50% 19% 56% Premium to FBL’s unaffected closing share price of $37.25 on September 3, 2020 Premium to FBPCIC’s initial proposal of $47.00 / share Premium to FBL’s unaffected 90 - day VWAP, as measured on September 3, 2020 Agreement ensures ordinary shareholder dividends will be paid pre - closing, providing an expected $0.52 per share quarterly cash return to shareholders in addition to purchase price Transaction is subject to the approval of a majority of unaffiliated FBL Financial Group shareholders ___________________________________ Source: FactSet . 3

Price Represents Premium to Peers’ Returns ___________________________________ Source: FactSet . Market data as of January 8, 2021. 1. Initial Offer Date – September 4, 2020. Performance based on indexed stock performance as of the unaffected date of September 3, 2020. 2. Life and Annuity Index includes: ATH, AEL, CNO, GL, PRI. The offer of $56.00 per share is a premium to FBL’s unaffected price that exceeds the appreciation among Life and Annuity peers over the same time period Indexed Stock Price Performance Since Initial Offer Announcement FBL Financial Life & Annuity Index +22.6% + 44.0% $53.63 +50.3% Transaction Price of $56.00 per Share (2) Unaffected FBL Share Price $37.25 (9/3/2020) (1) Jan. 8 th 4

2021 Expected Earnings and ROE Profile ___________________________________ Sources : Company filings, FBL Financial’s internal estimates for 2020, and GAAP plan for 2021. 1. Adjusted operating income is a non - GAAP measure of earnings, please refer to page 8 for additional information . ($ in millions) 2019A 2020E 2021E ’20 – ’21 YoY Change Adjusted Operating Income Applicable to Common Shareholders (1) $117.5 $88.0 - $92.0 $96.9 +5% - 10% Adjusted Operating Return on Equity (ex. AOCI) 10.7% 8.1% - 8.4% 8.7% +30 - 60bps Impact of low market interest rates on net investment income / spreads Increased investment in Wealth Management business Annuity account value flat with increased withdrawals Key 2021E Projection Drivers 5 FBL Financial Historical Results and Management Projections Additional Projection Considerations Adjusted Operating ROE of ~9% for 2021 – 2023 period Projection metrics and assumptions for 2021 – 2023 will be disclosed in proxy filing

Compelling Valuation Price / 2021 Earnings (1) Price / Q3 2020 Book Value (ex. AOCI) (2) 14.1x 1.26x Transaction multiples compare favorably to relevant trading and transaction comparables Life Index (3) 12.0x Annuity Index (4) 6.3x Athene / MassMutual / AEL (5) 1.25x KKR / Global Atlantic (6) 1.00x ___________________________________ 1. Multiple presented on the basis of the Company’s 2021 Adjusted Operating Income Applicable to Common Shareholders estimate of $96.9 million, or $3.96 per share. 2. Book Value per Share (ex. AOCI) of $44.52 per share as of September 30, 2020. 3. Life Index includes: GL, PRI and CNO. Market data as of January 8, 2021. 4. Annuity Index includes: ATH and AEL. Market data as of January 8, 2021. 5. Joint Athene and MassMutual bid details per Business Combination Disclosure dated October 1, 2020. 6. Merger details per presentation titled “KKR & Co. Inc. Acquisition of Global Atlantic Financial Group” published July 8, 2020 . 6

Transaction announcement January 11, 2021 Merger proxy mailed to all shareholders Proxy to include background of the merger, including detailed review of the Special Committee’s robust process to evaluate and negotiate the offer on behalf of unaffiliated shareholders Disclosure will include actuarial appraisal Regulatory review begins FBL Financial Group and FBPCIC will work closely with regulators to support their review Ordinary quarterly dividend paid to shareholders of record FBL Financial Group shareholders will receive an ordinary quarterly dividend of approximately $ 0.52 / share Unaffiliated shareholders vote to approve transaction at special meeting Transaction requires the approval of a majority of shareholders unaffiliated with either FBPCIC, IFBF, or their affiliates Transaction close Expected closing in the first half of 2021 Shareholders of record to receive $ 56.00 / share in cash 1 2 3 4 5 6 7 Clear Path to Completion

Appendix

Reconciliation of Net Income to Adjusted Operating Income

Net Income to Adjusted Operating Income Applicable to Common Shareholders Reconciliation

	2019	2020E			2021E
($ in millions)	Actual	Expected Range			Projection
Net income attributable to FBL Financial Group, Inc	$126.2	$65.8	-	$69.8	$85.9
Net income adjustments:					
Realized losses on investments[1,2]	($5.8)	$17.5		$17.5	$11.1
Change in net unrealized gains/losses on derivatives	(2.7)	4.9		4.9	--
Adjusted operating income[3]	**$117.7**	**$88.2**	**-**	**$92.2**	**$97.0**
Less: Dividends to series B preferred stock	(0.2)	(0.2)		(0.2)	(0.2)
Adjusted operating income applicable to common shareholders	**$117.5**	**$88.0**	**-**	**$92.0**	**$96.9**

Sources: Company filings, FBL Financial's internal estimates for 2020, and GAAP plan for 2021.

1. *Realized losses on investments are presented net of income taxes at a rate of 21% for 2021 and the fourth quarter of 2020.*
2. *Net of adjustments, as applicable, to amortization of unearned revenue reserves, deferred acquisition costs, value of insurance inforce acquired, interest sensitive policy reserves and income taxes attributable to these items.*
3. *FBL Financial Group consistently utilizes adjusted operating income, a financial measure common in the life insurance industry that is not prepared in accordance with U.S. generally accepted accounting principles (GAAP), as a primary economic measure to evaluate its financial performance. Adjusted operating income consists of net income attributable to FBL Financial Group adjusted to exclude the initial impact of changes in federal statutory income tax rates and tax laws, transaction costs relating to the proposed go-private transaction, realized gains and losses on investments, and the change in net unrealized gains and losses on derivatives and equity securities, which can fluctuate greatly from period to period. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income (loss). Specifically, call options relating to indexed business are one-year assets while the embedded derivatives in the indexed contracts represent the rights of the contract holder to receive index credits over the entire period the indexed annuities are expected to be in force. This non-GAAP measure is used for goal setting, determining short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community. FBL Financial Group believes the combined presentation and evaluation of adjusted operating income provides information that may enhance an investor's understanding of FBL Financial Group's underlying results and profitability.*

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FBL Financial Group, Inc. www.fblfinancial.com www.fbfs.com